UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 5, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

5 October 2007
To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Final Notification of Interests of Directors and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Z)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group's Securities Dealing Code.

This final notification is filed in accordance with the ASX Listing Rules which requires the following information concerning a director to be reported on retirement from that office.

We (the entities) advise the following information under ASX Listing Rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and otherwise in accordance with the foregoing policy.
Name of director	Mr C W Goodyear
Date of last notice	27 August 2007
Date of cessation as a director	30 September 2007

Part 1 - Director's relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest; and
  the relevant interests of Connected Persons of the director.
Name of holder and nature of interest	Number and class of securities
Mr C W Goodyear	916,151 ordinary fully paid shares of BHP Billiton Limited
Cede and Company (indirect interest, Mr C W Goodyear beneficial owner)	41,302 American Depositary Shares of BHP Billiton Limited (equivalent to 82,604 ordinary fully paid shares of BHP Billiton Limited)
Cede and Company (indirect interest, Mr C W Goodyear beneficial owner)	1,000 American Depositary Shares of BHP Billiton Plc (equivalent to 2,000 ordinary fully paid shares of US$0.50 each of BHP Billiton Plc)

Part 2 - Director's interests in contracts other than as described in Part 3
Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest relates	-

Part 3 - Director's interests in options or other rights granted by the entities
Date of grant	23 April 1999 (ESP) 3 April 2000 (ESP) 8 November 2001 (PSP) 21 November 2003 (GIS) 3 December 2004 (LTIP) 5 December 2005 (GIS & LTIP) 7 December 2006 (GIS & LTIP)
Total amount paid (if any) for the grant	Nil
Description of securities involved: class; number	Ordinary fully paid shares of BHP Billiton Limited under the: Employee Share Plan (ESP) Performance Share Plan (PSP) Group Incentive Scheme (GIS) Long Term Incentive Plan ("LTIP")
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	April 1999 ESP Options $6.92 April 2000 ESP Options $7.60 November 2003 GIS Options $11.11 December 2004 GIS Options $15.39 Remaining awards are zero priced options
Total number of securities over which options or other rights held at the date of this notice

1,021,338 vested but not exercised Options under the ESP and GIS over 1,575,188 ordinary shares of BHP Billiton Limited

14,660 vested but not exercised Performance Rights under the PSP over 15,716 ordinary shares of BHP Billiton Limited

76,569 vested but not exercised GIS Deferred Shares (ordinary shares of BHP Billiton Limited)

56,691 GIS Deferred Shares (ordinary shares of BHP Billiton Limited) (unvested) and will vest in full on 1 January 2008 when Mr Goodyear retires from the BHP Billiton Group.

1,692,558 Performance Shares (ordinary share of BHP Billiton Limited under the LTIP) (unvested) of which 864,791 LTIP Performance Shares will lapse on 1 January 2008 when Mr Goodyear retires from BHP Billiton. He will retain an interest in 827,767 Performance Shares which have been pro-rated to reflect his period of employment from the commencement of the relevant performance period to 1 January 2008. The retained Performance Shares will only become exercisable to the extent that the performance hurdles are met at the end of the original performance periods in August 2009, August 2010 and August 2011.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Ms F Smith - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc BHP Billiton Plc
Contact details	Ms F Smith Tel: +61 3 9609 3179 Fax: +61 3 9609 4372 Mrs I Watson Tel: + 44 20 7802 4176 Fax: + 44 20 7802 3176

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 5 October 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary